Partners (admitted in Hong Kong)

Justin M. Dolling(4)

David Patrick Eich(1),(3),(4)

Douglas S. Murning(4)

Nicholas A. Norris(4)

John A. Otoshi(2)

Jesse D. Sheley(1)

Dominic W.L. Tsun(2),(4)

Li Chien Wong

David Yun(4),(5)

Registered Foreign Lawyers

Pierre-Luc Arsenault(2)

Christopher Braunack(4)

Albert S. Cho(2)

Michel Debolt(2)

Angela Russo(1)

Benjamin Su(2)

Ashley Young(4)

David Zhang(2)

Fan Zhang(1)

26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com September 12, 2012

VIA EDGAR AND ELECTRONIC SUBMISSION

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             China Mobile Games and Entertainment Group Limited

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we set forth below the Company’s responses to the comment contained in the letter dated September 11, 2012 from the staff of the Commission. For ease of reference, we have set forth the staff’s comments and the Company’s response for each item below.

We wish to thank you and other members of the staff in advance for your review of the enclosed filing.

(1) Admitted in the State of Illinois

(2) Admitted in the State of New York

(3) Admitted in the State of Wisconsin

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

1.                                      We note from your disclosures on page 178 and 179 that Dr. Zhang may be deemed to have beneficial ownership of all the shares held in VODone by virtue of his status as a controlling person and as such he will have 88.1% voting power in the company following the Distribution transaction. We further note that you are in the process of transferring 100% of the equity ownership in Yingzheng to Dr. Zhang. Please tell us how the change in the VIE’s ownership structure will impact your consolidation analysis. In this regard, describe the agreements that you will rely upon to determine whether you have the power to direct the activities that most significantly impact the VIE’s economic performance and tell us how Dr. Zhang’s majority ownership in both the company and the VIE will impact your analysis. In your response, specifically address how you will determine whether the kick-out rights are substantive and whether you believe that Dr. Zhang’s ownership interests are barriers to exercising such rights. We refer you to the guidance ASC 810-10-55-35.

The Company respectfully submits that, as disclosed on page F-9, prior to being acquired by VODone on December 31, 2010, Yitongtianxia, a wholly-owned subsidiary of 3GUU BVI, entered into a series of contractual arrangements with Yingzheng and its shareholders on October 28, 2009, whereby Yitongtianxia obtained effective control over Yingzheng through (i) the ability to exercise all the rights of Yingzheng’s shareholders pursuant to the exclusive call option agreement, the equity pledge agreement and the agreement for voting proxies, (ii) the rights to absorb substantially all of the economic residual benefits pursuant to the exclusive technology services and market promotion agreement, the technology services agreement and two supplementary agreements and (iii) the obligation to fund all of the expected losses of Yingzheng pursuant to the loan agreement and a supplementary agreement.  As a result, Yitongtianxia was determined to be the primary beneficiary of Yingzheng.

Further, as disclosed on page F-12, on December 16, 2011, 3GUU BVI agreed to provide unlimited financial support to Yingzheng for its operations. In addition, pursuant to a power of attorney agreement entered into between Yitongtianxia and 3GUU BVI, Yitongtianxia re-assigned the rights to attend Yingzheng shareholders’ meetings and to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. As a result of the reassignment of power of attorney from Yitongtianxia to 3GUU BVI and the provision of unlimited financial support from 3GUU BVI to Yingzheng, 3GUU BVI replaced Yitongtianxia as having the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance and the obligation to absorb the expected losses of Yingzheng.  Yitongtianxia essentially only retained the right to receive the expected residual returns of Yingzheng. 3GUU BVI and Yitongtianxia, as a group of related parties, have held all of the variable interests of

Yingzheng since December 16, 2011. 3GUU BVI has been determined to be most closely associated with Yingzheng within the group of related parties and replaced Yitongtianxia as the primary beneficiary of Yingzheng on December 16, 2011.

Accordingly, in accordance with SEC Regulation SX-3A-02 and ASC 810, the Company, through Yitongtianxia prior to December 16, 2011 and 3GUU BVI subsequent to December 16, 2011, has consolidated the operating results of Yingzheng.

Although the exclusive call option agreement and the equity pledge agreement provide the Company with kick-out rights that effectively transfer power from Yingzheng’s shareholders to the Company, the agreement for voting proxies that provides the irrevocable rights to attend Yingzheng shareholders’ meetings and to vote on all of the matters in Yingzheng that require shareholders’ approval is the primary agreement that the Company relies upon to determine whether it has the power to direct the activities that most significantly impact Yingzheng’s economic performance and to support the Company’s conclusion that Yitongtianxia and 3GUU BVI were the primary beneficiary of Yingzheng before and after December 16, 2011, respectively.  The kick-out right only provides incremental evidence of control over Yingzheng and merely serves as a further mechanism whereby the Company could enforce its decisions with regards to the activities of Yingzheng that most significantly impacts its economic performance.  The equity interest of Yingzheng’s shareholders in Yingzheng is irrelevant, as they do not have actual decision-making power over Yingzheng.  Thus, the Company does not consider ASC 810-10-55-35 to determine whether the kick-out rights are substantive and whether Dr. Zhang’s ownership interests in the Company and Yingzheng are barriers to exercising such rights.  In addition, the transfer of the 100% equity ownership in Yingzheng to Dr. Zhang does not impact the Company’s consolidation analysis.

As disclosed on pages [32] and [128], the Company is in the process of transferring all of the equity interest in Yingzheng to Dr. Zhang.  As a result of the equity interest transfer to Dr. Zhang, the Company will enter into, for no consideration, new agreement for voting proxies, power of attorney, exclusive call option agreement and equity pledge agreement with Yingzheng and Dr. Zhang to reflect the new equity interest ownership in Yingzheng.  The new agreements will be substantially similar to the original agreement for voting proxies, the original exclusive option agreement and the original equity pledge agreement so that 3GUU BVI will remain Yingzheng’s primary beneficiary.  That is, with the exception of replacing multiple nominee shareholders with a single nominee shareholder in Dr. Zhang, the basis for concluding that Yingzheng is a variable interest entity, and that 3GUU BVI is the primary beneficiary with the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance and the obligation to absorb the expected losses of Yingzheng will remain the same.

*              *              *

If you have any questions regarding this response, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

Enclosures

cc:                                Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming